Filed Pursuant to Rule 424(b)(3)
File No. 333-170225

CORPORATE PROPERTY ASSOCIATES 17 — GLOBAL INCORPORATED

Prospectus Supplement No. 3 Dated October 17, 2011
To Prospectus Dated April 7, 2011

This prospectus supplement (the “Prospectus Supplement”) is part of, and should be read in conjunction with, the prospectus of Corporate Property Associates 17 — Global Incorporated, dated April 7, 2011 (as amended or supplemented, the “Prospectus”). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Corporate Property Associates 17 — Global Incorporated upon request.

INDEX TO THE SUPPLEMENT

Recent Developments	S-1
Description of the Properties	S-2

RECENT DEVELOPMENTS

Our Offerings and Issuances through our Distribution Reinvestment and Stock Purchase Plan

As detailed in the Prospectus, we are offering up to $1.475 billion in shares of our common stock, including $475.0 million in shares of common stock through our distribution reinvestment plan. We commenced this offering in April 2011, upon completion of our initial public offering. We issued 153,957,700 shares of common stock in our initial public offering, raising aggregate gross proceeds of approximately $1.5 billion. As of October 14, 2011, we have issued 29,738,843 shares of common stock in our current offering, raising aggregate gross proceeds of approximately $297.1 million. In addition, as of October 14, 2011, we have also issued a total of 4,173,750 shares ($39.7 million) pursuant to our distribution reinvestment plan.

New Acquisition

On September 28, 2011, one of our subsidiaries, CPA:17 Limited Partnership (“CPA:17 LP”), completed the acquisition of 100% of the Class A units of an Italian real estate fund (the “REIF”), which constitutes substantially all of the economic and voting interests in the REIF. CPA:17 LP acquired the interest in the REIF for approximately €292 million (approximately $395.3 million), which includes acquisition fees and third party closing costs. The REIF owns 20 cash and carry retail assets located throughout Italy, of which 19 are leased to Metro Cash & Carry Italia S.p.A. and one is leased to Metro Dolomiti S.p.A. The leases are guaranteed by Metro AG. Metro AG is the world’s largest cash and carry operator and it is the world’s fourth largest retailer based in Germany.

In connection with this acquisition, we assumed approximately €164 million (approximately $222.7 million) of indebtedness with an annual interest rate equal to Euribor plus 2.15% that has been fixed at 4.18% through an interest rate swap and a term of five years.

Our advisor received acquisition fees of approximately €13 million ($17.6 million) in the transaction.

Description of the Properties

The following information replaces the discussion contained in the “Prospectus Summary — Description of the Properties” section, which begins on page 3 of our prospectus dated April 7, 2011.

As of the date of this prospectus, we own interests along with certain of the other operating CPA® REITs in forty-two real estate investments, all of which are leased to single tenants on a long-term net leased basis. The table below sets forth information with respect to our materially important real estate investments as of September 30, 2011. A real estate investment is considered materially important if it represents 10% or more of estimated total assets or total annualized revenues of our investments as of December 31, 2010.

				Initial	Subordinated	Primary	Approximate	Initial	Rent			Amount of Non-
	Property	Ownership	Purchase	Acquisition	Acquisition	Property	Square	Annual	Increase	Lease	Maximum	Recourse	Date of
Lessee	Location	Interest	Price(1)(2)	Fee(2)	Fee(2)	Type(3)	Footage(2)	Rent(2)	Factor	Expiration	Term	Financing(2)	Acquisition

The New York Times Company	New York, NY	55%	$233,720,223	$4,844,568	$3,875,654	3	750,000	$24,187,500	1.5% per year	3/24	3/44	$119,750,000 (4)	3/09

Agrokor d.d.(5)	Zagreb, Croatia	100%	101,546,302	2,538,658	2,030,926	2,3	841,000	9,390,060	HICP	4/30	4/50	52,426,440	4/10

	Various locations in Croatia(6)	100%	63,989,925	1,599,748	1,279,799	4	363,425	5,569,610	HICP	12/30	12/50	34,311,956	12/10

General Parts Inc.(8)	Various locations in the U.S.(7)	100%	236,056,331	5,901,408	4,721,127	2, 3	3,259,821	17,471,827	5% year 6; 10% year 11; and 5% year 16	12/30	12/60	117,000,000	12/10

	Lansing, MI	100%	2,436,209	60,905	48,724	2	80,993	180,740	N/A	12/15	12/15	—	12/10

Metro Cash & Carry Italia S.p.A. and Metro Dolomiti S.p.A.(9)	Various Locations in Italy	100%	395,336,122	9,792,901	7,834,321	4	2,478,703	29,804,365	75% of Italian CPI	Various	Various	222,673,725	9/11

(1)	Purchase price means the contractual purchase price plus acquisition fees and transaction closing costs.

(2)	All amounts shown are for the total investment, that is, at 100%, as of the date of acquisition/financing.

(3)	Property Types are coded as follows: 1 — Industrial/Manufacturing; 2 — Distribution/Warehouse; 3 — Office/Institutional Research; 4 — Retail

(4)	In August 2009, we obtained secured financing for the Times property. In July 2010, we purchased a $50 million participation in this mortgage loan from the lender. In March 2011, we refinanced the mortgage loan with new financing of $125.0 million. In connection with the refinancing, our participation in the mortgage loan was repaid in full.

(5)	U.S. dollar amounts are based on the exchange rate of the Euro on the date of closing, or $1.3239. In December 2010, we refinanced the existing seller’s note with new non-recourse financing of approximately $53.0 million, based on the exchange rate of the Euro on the date of refinancing, or $1.3065.

(6)	U.S. dollar amounts are based on the exchange rate of the Euro on the date of closing, or $1.3065. Investment includes properties in the following cities in Croatia: Dugosalo, Kutina, Novizagreb (Sopot), Sambovar, Slavonski Brod, and Spansko.

(7)	Investment includes properties in the following locations: Montgomery, AL; Phoenix, AZ; Bakersfield, CA; Riverside, CA; Denver, CO; Ocala, FL; Ankeny, IA; Indianapolis, IN; Romeoville, IL; Shawnee, KS; Lexington, KY; Baton Rouge, LA; Bangor, ME; Bay City, MI; Lakeville, MN; Southaven, MS; Billings, MT; Raleigh, NC; Albuquerque, NM; Portland, OR; Kent, WA; Marshfield, WI; Nashville, TN: Lewisville, TX, and Winchester, VA.

(8)	In June 2011, we sold the properties in New Brunswick and Quebec, Canada with a total cost of $18.5 million. As of September 30, 2011, the Federal tax basis for the properties is $151.1 million, which is being depreciated over 40 years using the MACRS depreciation method.

(9)	All U.S. dollars amounts are based on the exchange rate of the Euro on the date of closing, or $1.3557. Investment includes properties in the following locations in Italy: Baranzate, Bari, Bastia Umbra, Brescia, Cinisello Elmas, Ferrara, Lana, Lucca, Mestre, Piacenza, Pordenone, Roma, Rubano, Salerno, San Donato Milanese, San Giovanni Teatino, Silea, and Torino. Leases expire between January 2026 and January 2029. As of September 30, 2011, the Federal tax basis for the properties is $397.7 million, which is being depreciated over 40 years using the MACRS depreciation method.

Information with respect to our other real estate investments as of September 30, 2011 is as follows:

								Amount of
				Initial	Subordinated	Primary		Non-
	Property	Ownership	Purchase	Acquisition	Acquisition	Property	Lease	Recourse	Date of
Lessee	Location	Interest	Price(1)(2)	Fee(2)	Fee(2)	Type(3)	Expiration	Financing(2)	Acquisition

Berry Plastics Corporation and Berry Plastics OPCO Inc.(4)	Evansville, IN; Baltimore, MD; Lawrence, KS	50%	$86,911,000	$2,172,775	$1,738,220	1	3/32	$29,000,000	12/07, 5/08
	Evansville, IN	100%	31,413,613	785,340	628,272	1	3/32	—	3/10, 4/11
Flexmag Industries, Inc.	Norfolk, NE	100%	2,617,801	65,445	52,356	1	7/28	1,950,000	6/08
Actebis Peacock GmbH(5)	Soest and Bad Wunnenberg, Germany	70%	58,310,943	1,448,759	1,159,008	1, 3	7/24	36,087,840	7/08
Laureate Education, Inc.	Chicago, IL	100%	29,369,372	732,984	586,387	3	7/28	17,000,000	7/08
Wagon Automotive GmbH and Wagon Automotive Nagold GmbH(6)	Waldaschaff and Nagold, Germany	66.67%	57,840,144	1,439,987	1,151,989	1	8/23	29,327,390	8/08

								Amount of
				Initial	Subordinated	Primary		Non-
	Property	Ownership	Purchase	Acquisition	Acquisition	Property	Lease	Recourse	Date of
Lessee	Location	Interest	Price(1)(2)	Fee(2)	Fee(2)	Type(3)	Expiration	Financing(2)	Acquisition

Sabre Communications Corporation and Cellxion, LLC(7)	Bossier City, LA; Alvarado, TX	100%	$29,790,576	$744,765	$595,811	1, 2	7/30	$16,020,000	8/08, 6/10
Life Time Fitness, Inc.	Columbia, MD and Scottsdale, AZ	100%	63,365,113	1,584,128	1,267,302	5	10/28	39,300,000	9/08
Frontier Spinning Mills, Inc.	Mayodan and Sanford, NC	60%	38,866,363	968,586	774,869	1, 2	3/28	23,400,000	12/08
Kronos Products, Inc.(8)	Glendale Heights, IL	100%	32,338,845	811,518	649,215	1, 2	1/30	19,500,000	1/09
Tesco Plc(9)	Gyal, Herceghalom, Hungary	49%	93,605,632	2,340,141	1,872,114	2	7/24	49,515,570	7/09
National Express Limited(10)	Birmingham, United Kingdom	100%	27,515,685	662,110	542,536	5	9/34	13,717,935	9/09
OBI Group Holding GmbH, OBI Holding GmbH and OBI AG(11)	Gorzow Wielkopolski, Poland	100%	15,002,922	367,487	293,990	4	10/27	7,996,392	10/09
Mori Seiki USA, Inc.(12)	Hoffman Estates, IL	100%	33,042,774	826,069	660,885	2, 3	9/29	20,000,000	12/09
US Oncology, Inc.	The Woodlands, TX	100%	44,889,211	1,101,106	880,885	3	1/24	28,500,000	12/09
Eroski Sociedad Cooperativa(13)	Various locations in Spain	100%	104,454,344	2,611,358	2,089,086	4	12/29	52,177,800	12/09, 2/10
	Elorrio, Spain(14)	100%	27,859,564	696,489	557,191	2	6/30	—	6/10
	Mallorca, Spain(14)	30%	27,247,215	211,001	168,801	2	6/30	—	6/10
Curtiss-Wright Flow Control Service Corp.(15)	Middleburg Heights and Cincinnati, OH	100%	16,362,424	409,113	327,291	1, 3	2/25	7,000,000	2/10, 3/11
Angelica Corporation(16)	Various locations in the U.S.	100%	57,591,623	1,439,791	1,151,832	1	1/30	24,500,000	3/10
TDG Limited(17)	Various locations in the United Kingdom	100%	36,619,172	915,479	732,383	2	4/28, 5/28	—	4/10, 5/10
J.P. Morgan Chase N.A.(18)	Tampa, FL	100%	57,167,237	1,426,702	1,141,361	3	2/25, 2/30	35,425,000	5/10
Sun Products Corporation(19)	Bowling Green, KY	100%	42,982,142	1,074,554	859,643	2	11/30	—	5/10
Neuca S.A.(20)	Warsaw, Poland	100%	9,052,753	226,319	181,055	2, 3	1/30	—	8/10
Memorial Holdings, LLC	Elberton, GA	100%	3,455,689	86,392	69,114	1, 3	8/30	—	9/10
Dollar General Corporation(21)	Various locations in the U.S.	100%	11,851,563	295,986	236,789	4	4/26, 7/26, 8/26, 9/26, 10/26, 11/26, 12/26, 2/27, 4/27	—	11/10, 3/11, 4/11, 5/11, 6/11, 7/11, 8/11
Flint River Services, LLC	Unadilla and Rincon, GA	100%	52,356,021	1,308,901	1,047,120	2	10/30	27,000,000	11/10
Merge Healthcare Incorporated(22)	Hartland, WI	100%	6,836,895	170,922	136,738	3	11/25	3,900,000	11/10
Distribuidora de Television Digital S.A.(23)	Madrid, Spain	100%	112,601,663	2,815,042	2,252,033	3	12/30	—	12/10
American Air Liquide Holdings Inc.(24)	Houston, TX	100%	6,151,832	153,796	123,037	3	12/25	4,200,000	12/10
Terminal Freezers, LLC(25)	Watsonville and Oxnard, CA	100%	99,476,440	2,486,911	1,989,529	2	3/21, 3/31	53,700,000	1/11
C1000 Vastgoed Heur B.V.(26)	Various locations in The Netherlands	85%	207,512,791	5,187,819	4,150,256	2	1/26	98,354,550	1/11
Harbor Freight Tools U.S.A. Inc.	Dillon, SC	100%	32,071,318	801,783	641,426	2	12/21	21,409,671	3/11
Flanders Corporation	Bartow, FL; Momence, IL; Smithfield, NC; Ardmore, OK	100%	50,790,276	1,269,757	1,015,806	1	8/31	25,125,000	4/11
Dick’s Sporting Goods, Inc.(27)	Plainfield, IN	45%	34,370,000	—	—	2	1/22	21,241,742	5/11
Hellweg Die Profi-Baumarkte GmbH & C0. KG(27)	37 locations throughout Germany	32%	482,080,000	—	—	4	2/30	394,978,020	5/11
U-Haul Moving Partners, Inc. and Mercury Partners, LP(27)	69 locations throughout the U.S.	12%	430,810,000	—	—	5	4/14, 4/24	165,420,549	5/11
ICF Consulting Group, Inc. and ICF International Inc.(28)	Martinsville, VA	100%	14,818,935	370,473	296,379	3	3/27	—	5/11
CRO- San Luis Development LLC	Chicago, IL	100%	7,414,005	185,350	148,280	5	5/30	5,250,000	6/11
Precision Printing and Packaging, Inc.	Clarksville, TN	100%	7,960,209	199,005	159,204	1	8/31	5,000,000	8/11
Faurecia International System, Inc.(29)	Auburn Hills, MI	100%	6,774,847	169,371	135,497	1	12/21	—	9/11

(1)	Purchase price means the contractual purchase price plus acquisition fees and transaction closing costs, except as noted below.

(2)	All amounts shown are for the total investment, that is, at 100%, as of the date of acquisition/financing, except as noted below.

(3)	Property Types are coded as follows: 1 — Industrial/Manufacturing; 2 — Distribution/Warehouse; 3 — Office/Institutional Research; 4 — Retail; 5 — Other, which includes sports/fitness and bus terminal

(4)	We acquired an initial 0.01% interest in this property in December 2007 and exercised an option to acquire an additional 49.99% interest in May 2008. CPA®:16 — Global owns the remaining 50% and consolidates this investment in its financial statements. We account for this investment under the equity method of accounting as, in our capacity as a limited partner, we have no substantive participating rights or ability to dissolve the venture or otherwise remove our venture partner. The venture obtained non-recourse financing of $39.4 million for this investment in January 2008. In February 2009, the venture repaid the existing mortgage loan and obtained new non-recourse mortgage financing of $29 million with a variable interest rate. In March 2010, we purchased a newly-completed expansion of Berry’s corporate headquarters in Evansville, IN. In connection with this transaction, we extended the term of the existing lease with Berry to be co-terminous with the new lease. We also agreed to fund an additional office buildout on this facility for up to $2.6 million, which we funded in April 2011. In June 2010, the venture refinanced the existing variable rate loan with new fixed rate financing of $29 million. Amounts exclude approximately $11.7 million of improvements funded by the tenant.

(5)	We and our venture partner also entered into a commitment to construct an expansion at one of these facilities at a total cost to the venture of approximately $11.1 million, and the venture obtained a commitment from the lender for additional non-recourse mortgage financing of approximately $7.8 million for the purpose of constructing the expansion. U.S. dollar amounts are based on the exchange rate of the Euro on the date of closing, or $1.5828. We consolidate this investment in our financial statements.

(6)	U.S. dollar amounts are based on the exchange rate of the Euro on the date of closing, or $1.4887. We consolidate this investment in our financial statements. In December 2008, Wagon PLC, the parent company of Wagon Automotive GmbH and Wagon Automotive Nagold GmbH, and a guarantor of the tenants’ lease obligations, filed for bankruptcy in the United Kingdom and Wagon Automotive GmbH filed for bankruptcy in Germany. In May 2009, Wagon Automotive GmbH terminated its lease with us and a successor company, Waldaschaff Automotive GmbH, took over the business. Waldaschaff Automotive has been paying us reduced rent while new lease terms are being negotiated. As of the date of this prospectus, Waldaschaff Automotive is operating under the protection of the insolvency administrator. To date, Wagon Automotive Nagold GmbH has not filed for bankruptcy and while it had ceased making rent payments from May 1, 2009 to June 30, 2009, it subsequently resumed paying rent to us and has entered into a new lease at substantially the same payment terms. In connection with the preparation of our consolidated financial statements for the year ended December 31, 2009, we recorded a non-cash impairment charge of $7.5 million on our property leased to Waldaschaff Automotive GmbH, inclusive of noncontrolling interest of $2.5 million, and a non-cash impairment charge of $0.8 million on our property leased to Wagon Automotive Nagold GmbH, inclusive of noncontrolling interest of $0.3 million. In April 2010, we sold vacant land at the Nagold site back to the tenant. The tenant will fund the planned $10.4 million expansion of the facility and we will not be involved in financing the expansion.

(7)	We acquired this investment in August 2008 for $28 million. In June 2010, we completed an expansion at the Texas property for a total cost of $1.8 million. In connection with this transaction, we extended the term of the existing lease with Sabre.

(8)	Purchase price includes a $17.5 million renovation that we completed in March 2010. In February 2010, we obtained non-recourse financing for this investment.

(9)	U. S. dollar amounts are based on the exchange rate of the Euro on the date of closing, or $1.4107.

(10)	U. S. dollar amounts are based on the exchange rate of the British pound on the date of closing, or $1.6229. In December 2009, we completed construction at this facility and the lease commenced. In August 2011, we obtained non-recourse mortgage financing for this investment. Amount of financing is based on the exchange rate of the British Pound Sterling on the date of financing, or $1.6478.

(11)	U. S. dollar amounts are based on the exchange rate of the Euro on the date of closing, or $1.4699. We obtained non-recourse financing for this investment in July 2010. U.S. dollar amount of financing is based on the exchange rate of the Euro on the date of financing, or $1.3066.

(12)	In June 2010, we obtained non-recourse financing for this investment.

(13)	All U.S. dollar amounts are based on the exchange rate of the Euro on the date of closing, or $1.4327 for the facilities acquired in December 2009 and $1.3731 for the facilities acquired in February 2010. The financing for the properties acquired in December 2009 and February 2010 was obtained concurrently with the facilities acquired in February 2010. Investment includes properties in the following locations in Spain: Bilbao, Sestao, Algorta, Basauri, Galdakao, Amorebieta, Lekeitio, Durango, Zumarraga, Legazpia, Aretxabaleta, Vitoria, Irun, Hondarrabia, Amurrio, Portugalete, Markina and Llodio.

(14)	All U.S. dollar amounts are based on the exchange rate of the Euro on the date of closing, or $1.2075.

(15)	In April 2010, we obtained non-recourse financing for this investment. In March 2011, we purchased another property for this investment.

(16)	Investment includes properties in the following locations: Phoenix, AZ; Colton, CA; Fresno, CA; Orange, CA; Pomona, CA; San Diego, CA; Los Angeles, CA; Holly Hill, FL; Safety Harbor, FL; Rockmart, GA; Durham, NC; Columbia, SC; Ooltewah, TN; Dallas, TX. In April 2011, we obtained non-recourse mortgage financing for this investment.

(17)	U.S. dollar amounts are based on the exchange rate of the British pound on the date of closing, or $1.540 for the facilities acquired in April 2010 and $1.4928 for the facility acquired in May 2010. Investment includes properties in the following locations in the United Kingdom: Bristol, Cannock, Leeds, Luton, Mersey, Newport, Plymouth, Southampton and Taunton.

(18)	In June 2010, we obtained non-recourse financing for this investment.

(19)	Investment represents a build-to-suit transaction at a total cost of $43 million, of which $32.4 million has been funded to date.

(20)	U.S. dollar amounts are based on the exchange rate of the Euro on the date of closing, or $1.2853.

(21)	Investment represents commitments for twelve build-to-suit transactions at a total cost of $11.8 million, of which $9.3 million has been funded to date. As of September 30, 2011, we have completed construction of six properties. Lease expiration dates are based on the anticipated completion of construction. Investment includes properties in the following locations in the U.S.: Choudrant, LA; Gardner, LA; Mangham, LA; Mt. Hermon, LA; Richwood, LA; Fayatteville, NC; Ocean Isle Beach, NC; Vass, NC; Chesterfield, VA; Danville, VA; Hopewell, VA; and Hot Springs, VA. These are the initial transactions under a build-to-suit program where we expect to fund up to $40 million to a developer for the construction of properties to be leased to Dollar General upon completion.

(22)	In March 2011, we obtained non-recourse mortgage financing for this investment.

(23)	U.S. dollar amounts are based on the exchange rate of the Euro on the date of closing, or $1.3137.

(24)	In January 2011, we obtained non-recourse mortgage financing for this investment.

(25)	We also purchased an 8.3% interest in the entity that owns Terminal Freezers, LLC for $1.3 million.

(26)	U.S. dollar amounts are based on the exchange rate of the Euro on the date of closing, or $1.3349. Investment includes properties in the following cities in the Netherlands: Breda, Elst, Raalte I, Raalte II, and Woerder. In March 2011, we obtained non-recourse mortgage financing for this investment. U.S. dollar amount of financing is based on the exchange rate of the Euro on the date of financing, or $1.3951.

(27)	We purchased our interests in these ventures from one of our affiliates, Corporate Property Associates 14 Incorporated (“CPA®:14”). The acquisitions were made pursuant to an agreement entered into between us and CPA®:14 in December 2010, and were conditioned upon completion of the merger of CPA®:14 with and into a subsidiary of another one of our affiliates, Corporate Property Associates 16 — Global Incorporated, which occurred on May 2, 2011. The purchase price was based on the appraised values of the underlying venture properties and the non-recourse mortgage debt on the properties.

(28)	Investment represents a build-to-suit transaction at a total cost of $14.8 million, of which $3.9 million has been funded to date. Lease expiration date is based on the anticipated completion of construction.

(29)	Investment represents a build-to-suit transaction at a total cost of $6.8 million, of which $2.4 million has been funded to date. Lease expiration date is based on the anticipated completion of construction.

The weighted average yield for our real estate investments to date, which is based upon the aggregate purchase price of all of our real estate investments as compared with the initial annual rent of those investments, adjusted for our percentage ownership of each investment, is approximately 9%.

The aggregate initial annual base rent and square footage of our real estate investments as of September 30, 2011 are $228.0 million and 27.8 million square feet, respectively. The weighted-average base rent by square footage for our real estate investments to date is approximately $8.21. These amounts are inclusive of noncontrolling interest or reflect our proportionate share of total cost under the equity method of accounting, and are based upon the foreign exchange rate at the date of closing of the acquisition, as applicable.

Description of Real Estate-Related Investments

The following information replaces the discussion contained in the “Prospectus Summary — Description of Real Estate-Related Investments” section, which begins on page 6 of our prospectus dated April 7, 2011.

Operating Real Estate

In May 2010, we acquired a 106-suite select service hotel in Hillsboro, Oregon from Orenco Hospitality, LLC. We purchased the fee interest in the hotel with no third-party lessee. We have been granted a franchise license agreement from Marriott International Inc. to operate the property as a SpringHill Suites by Marriott. The hotel is managed by third parties, who receive management fees and a performance-based carried interest in the property. The total cost of acquiring the property, including acquisition fees and expenses, was $14.6 million. We paid at closing an acquisition fee to Carey Asset Management of $0.4 million. Carey Asset Management is also expected to receive a deferred acquisition fee in the total amount of $0.3 million. The acquisition fees are expensed in accordance with current authoritative accounting guidance. In connection with this acquisition, we assumed the seller’s limited recourse mortgage loan with a principal balance of approximately $5.9 million at the date of closing. The loan has a fixed annual interest rate of 6.58% and matures in September 2016.

In addition, during the nine months ended September 30, 2011, we entered into several investments for a total of 35 self-storage properties at a cost of approximately $142.9 million. As these acquisitions were deemed to be business combinations under current authoritative accounting guidance, we expensed the acquisition-related fees and expenses of approximately $4.4 million. In connection with these investments, we assumed and obtained mortgage financing totaling $62.9 million, with a weighted average interest rate of 5.3% and term of 8.9 years. Our advisor received acquisition fees of approximately $1.6 million related to these transactions. The properties are managed by third parties who receive management fees.

Notes Receivable

The following information replaces the discussion contained in the “Prospectus Summary — Notes Receivable” section, which begins on page 7 of our prospectus dated April 7, 2011.

In December 2010, we funded a five-year, $40.0 million loan to China Alliance Properties Limited, a subsidiary of Shanghai Forte Land, Co., Ltd., which was guaranteed by Fosun International Limited, the ultimate parent company. Interest is payable quarterly at the rate of 11% per annum. Principal is payable at the end of the five-year term and voluntary prepayments are not permitted. In connection with this transaction, we paid at closing an acquisition fee to W. P. Carey International of $0.4 million. Shanghai Forte Land, Co., Ltd. and Fosun International Limited are both publicly traded companies on the Hong Kong Stock Exchange.

In December 2010, we funded $31.0 million for the initial draw of a construction loan for the first phase of a to-be-built shopping center in Las Vegas, Nevada. We expect to fund up to $85.6 million to build the shopping center. The loan is to be funded in two phases: $51.6 million for the cost of the land and the construction of the first floor, and $34.0 million for the construction of the second and third floors after certain requirements are met. As of September 30, 2011, we have funded a total of $55.0 million related to these two loans. The first phase bears interest at 7% per annum, and the second phase bears interest at 8.8% per annum. Interest is payable monthly with the principal due upon maturity in September 2013. We paid at the closing of the initial draw an acquisition fee to Carey Asset Management of $0.5 million, which relates to the entire amount of the first phase of the funding. In September 2011, we paid an acquisition fee of $0.3 million to Carey Asset Management, which relates to the entire amount of the second phase of the funding. Upon completion of construction, we expect to purchase the Walgreens store in the shopping center for up to approximately $45.5 million, plus certain acquisition fees and expenses, and lease the property back to Walgreens. The balance of the construction loan will be paid off after completion. Walgreens has advised us that it engages in the operation of a chain of drugstores in the United States.

In June 2011, we provided financing of $30.0 million to a developer, BPS Partners, LLC (“BPS”), in connection with the construction of a shopping center, which includes a Walgreens store, in Las Vegas, Nevada. In connection with the loan, we received an option to purchase the second floor of the Walgreens store or to exchange the $30.0 million loan for an equity interest in BPS. This loan is secured by the property and personally guaranteed by each of the principals of BPS, has an annual interest rate of 0.5% and matures in September 2013. On its maturity date, if we do not elect to exchange the loan for an equity interest in BPS, we will receive additional interest at an annual rate of 7.5% from inception through maturity as consideration for making the loan.